Sedition Films Inc.

Ground Floor Suite
37 Netherhall Gardens
London NW3 5RL
United Kingdom
Tel. 44-7859-091084
Email: office@seditionfilmsinc.com

July 8, 2013

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: SEDITION FILMS INC.
       Amendment No.2 to
       Amendment No. 1 to Registration Statement on Form S-1
       Filed April 24, 2013
       File No. 333-186461

Dear Ms. Nguyen:

Sedition Films Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated May 8, 2013, with reference to the Company's registration statement on Form S-1/A filed with the Commission on April 24, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1. We note your response to our prior comment 1. The first and third risk factors on page 10 concerning your status as a shell company appear to be repetitive. Please revise to combine the two risk factors.

Response: In accordance with the comments of the Commission, we have revised the disclosure to combine the two risk factors.

Prospectus Summary, page 6

Our Business, page 6

2. We note that you will not receive any proceeds from this offering. Please revise page 6 to describe how you intend to raise additional funds to produce your film projects.

Response: We have revised the Amended Registration Statement to describe how we intend to raise additional funds.

Going Concern Considerations, page 8

3. Please revise to disclose the cumulative net loss from inception to the most recent period ended presented in the financial statements included in the filing (that is, January 31, 2013).

Response: We have revised the Amended Registration Statement to disclose the cumulative net loss from inception to the most recent period ended presented in the financial statements included in the filing.

If we do not obtain additional financing, page 9

4. We note your response to our prior comment 10, and we reissue in part. Consistent with your disclosure on page 6, please disclose your monthly “burn rate,” the month you will run out of funds without the addition of capital and an estimate of the amount of funds needed to accomplish your business goals. Also revise the second paragraph to disclose the estimated additional funds that you will need to commence your operations.

Response: We have revised the Amended Registration Statement in accordance with the comments of the Commission.

We lack an operating history, page 9

5. We note your response to our prior comment 11, and we reissue in part. Please quantify the amount of losses you may incur in the future if you do not raise additional funds given your expected burn rate.

Response: The Amended Registration Statement has been revised to quantify the loss if we do not raise additional funds.

Because we have only one officer and director who may not have enough experience, page 11

6. We note your response to our prior comment 12, and we reissue in part. It appears that some of the risks described in this risk factor are also disclosed in the risk factor beginning with “Our sole director has no experience managing a public company...” on page 14. Furthermore, it appears that the risks on internal controls are separate from the risks of not being able to recognize potential acquisition and exploration opportunities. Please revise the risk factors accordingly.

Response: We have revised the Amended Registration Statement in accordance with the comments of the Commission.

We may be exposed to potential risks and significant expenses, page 11

7. We note your response to our prior comment 13, and we reissue, as it does not appear that the language has been deleted as stated in your response. We note your disclosure regarding obtaining regulatory approval. It is unclear whether this refers to regulatory approval for future documentary films or something else entirely. Please revise to explain.

Response: We have deleted the language regarding obtaining regulatory approval in accordance with the comments of the Commission.

The Offering, page 16

8. We note your response to our prior comment 15, and we reissue in part. We note disclosure elsewhere in the registration statement stating that the selling shareholders paid $0.002 per share pursuant to the first private placement. Please correct the share price in this section.

Response: We have revised this disclosure to provide the correct per share price paid in the first private placement.

Description of Securities, page 21

Common Stock, page 21

9. Please revise to present the number of shares outstanding and the number of stockholders of record as of the latest balance sheet date presented in the filing (that is, January 31, 2013), or later practicable date.

Response: We have revised to state that as of April 30, 2013 there were 5,413,000 shares of our common stock issued and outstanding that are held by 25 stockholders of record.

Description of Business, page 22

10. We note your response to our prior comment 16, and we reissue in part. Please remove the reference to HBO unless you have an executed agreement currently in effect.

Response: We have removed the reference to HBO and revised the disclosure to state that the Company may also target US television broadcasters and premium cable and satellite network channels.

11. Please revise this section to include the additional disclosure provided in the prospectus summary discussing the steps that you have taken thus far to commence your business. Further describe the assets that you have purchased and explain how you intend to use them in your production of films. If you have not commenced the development of any films to date, please clarify in the introductory paragraphs of this section. This prospectus relates specifically to the sale of your securities, and the presentation of film production methods, possible revenues streams and general industry data should not distract from the fact that your company is still in its initial stages of development. Please substantially revise your disclosure throughout the Business section to reduce or eliminate disclosure which merely recites general market data and practices instead of focusing on your company and its specific operations.

Response: This section has been revised in accordance with the comments of the Commission, including the additional disclosure provided in the prospectus summary discussing the steps taken so far to commence our business.

Competition, page 24

12. Please revise the sixth sentence of this paragraph to remove the references to “effective measures” and “liv[ing] up to the company name.” We note that you are a development stage company that has not fully commenced operations.

Response: We have removed these references.

Copyright, page 24

13. We note your response to our prior comment 20. Please revise to state whether you currently own any copyrights and whether there are any plans to register any copyrights. Please also revise the disclosure in this section to state as beliefs of management.

Response: This section has been revised as requested.

Market for Common Equity and Related Stockholder Matters, page 26

Rule 144 Shares, page 26

14. Please revise this section and the third paragraph in the Plan of Distribution to take into account the restrictions imposed on shell companies.

Response: We have revised this section and the third paragraph in the Plan of Distribution and stated restrictions imposed on shell companies.

Management’s Discussion and Analysis, page 28

15. In the last sentence of the second paragraph on page 28 you continue to disclose that in order to achieve your business plan goals you will need the funding from this offering. Please reconcile this disclosure to other disclosure throughout your filing that states that you will not receive any proceeds from the sale of the common stock covered by this prospectus. In addition, please carefully review your filing to ensure that disclosure in this regard is consistent throughout your filing.

Response: We have deleted the sentence stating that in order to achieve our business plan goals we will need the funding from this offering. We have reviewed the filing to check that this sentence does not appear anywhere else. We have stated that Jesse Lawrence has orally agreed to lend funds if necessary.

16.  Please provide a comparative analysis of the results of operations that corresponds solely to each current year, prior year and inception to date period presented in the financial statements included in the filing. For example, the analyses provided for periods ending October 31, 2012 are not necessary.

Response: We have revised the disclosure to provide a comparative analysis of the Company’s results of operations for the periods presented in the financial statements filed with the Amended Registration Statement in accordance with the comments of the Commission.

17. Please revise to specify what the first contractual agreement you have executed is. If you mean to describe your agreement with Mr. Lawrence, please clarify.

Response: We have revised this section to specify that our first  contractual agreement is a music agreement with Emile Lawrence.

Results of Operations from Inception through Year Ended April 30, 2012, page 32

18. The second sentence continues to refer to the period from inception on May 17, 2011 to October 31, 2012 despite that the heading and amounts provided relate to the year ended April 30, 2012. Please remove this referenced period.

Response: The referenced period has been deleted.

Liquidity and Capital Resources, page 33

19. We note your response to our prior comment 27. Please revise to discuss whether your sole director has secured any funding to date and make it clear that there is no guarantee that he will be able to do so.

Response: We have revised this section to state that there is no guarantee that our sole officer and director, Jesse Lawrence, will make loans to the Company and that he has not secured additional funding for the Company to date.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

20. The first paragraph refers to the period May 17, 2011 (inception) to April 30, 2012, however, the opinion (third) paragraph does not. Please conform the periods referred to within each paragraph. Since the period from May 11, 2011 (inception) to April 30, 2012 and the year ended April 30, 2012 are one and the same period, consider whether it is appropriate to refer to these periods on this basis rather than as the presentation of two separate periods. For example, for the period from May 17, 2011 (inception) to, and for the annual period ended, April 30, 2012, or similar description.

Response:   We have updated our financial statements to include the latest audit as of April 30, 2013.  The periods within each paragraph are conformed.

January 31, 2013

Statements of Cash Flows, page F-14

21. Please provide the corresponding interim period of the preceding fiscal year.

Response: We have updated our financial statements to include the latest audit as of April 30, 2013 and removed the interim financial periods which are not required.

Exhibit 3.2

22. If you would like to continue to refer to the by-laws as Exhibit 3.2, please refile Exhibit 3.1 to contain your full articles of incorporation, as amended. The previously filed Exhibit 3.1 only contains the original articles of incorporation without the amendment. Alternatively, you may refile the by-laws as Exhibit 3.3.

Response: The Company’s by-laws have been re-filed as Exhibit 3.3.

Exhibit 5.1

23. We note your response to our prior comment 36, and we reissue as it does not appear that a new legal opinion was filed with this amendment. The number of shares of common stock that counsel has listed in the legality opinion does not reconcile with the number of shares that you intend to register on the registration statement. Please revise.

Response: The legal opinion has been revised to reflect the number of shares of the Company’s common stock being registered.

Please direct any further comments or questions you may have to us at office@seditionfilmsinc.com and to the Company’s legal counsel David Lubin, Esq. at:

David Lubin & Associates, PLLC

10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200
(917) 656-1173
fax: (516) 887-8250
david@dlubinassociates.com

Sincerely,

/s/ Jesse Lawrence
Jesse Lawrence, President